STANDARD MOTOR PRODUCTS, INC.
37-18 Northern Boulevard
Long Island City, NY 11101

September  4, 2009

VIA EDGAR AND
    OVERNIGHT DELIVERY

Lynn Dicker
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, DC  20549

Re:	Standard Motor Products, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 12, 2009
File No. 001-04743

Dear Ms. Dicker:

Set forth below are the responses of Standard Motor Products, Inc., a New York corporation (the “Company”), to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 17, 2009, with respect to the Company’s above-captioned Form 10-K for the year ended December 31, 2008 filed with the Commission on March 12, 2009 (the “Form 10-K”).  For convenience of reference, the paragraph numbers of this response conform to the paragraph numbers of the Staff’s comments and we have repeated each comment below followed by the Company’s response.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Customers, page 10

1.	Please tell us where you identify your customers that account for over 10% of your net sales as required by Item 101(c)(1)(vii) of Regulation S-K.

Item 101(c)(1)(vii) of Regulation S-K requires the disclosure of the name of any customer and its relationship, if any, with the registrant or its subsidiaries if sales to the customer by one or more segments are in the aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Item 101(c)(1)(vii) of Regulation S-K also allows for the disclosure of the names of other customers, unless in the particular case the effect of including the names would be misleading.

Lynn Dicker
September 4, 2009
Page Two

We disclose information with respect to our customers and the concentration of sales to customers in three locations in the Form 10-K: (i) in Item 1, Business, under the heading “Customers” at page 10, (ii) in Item 1A, Risk Factors, under the paragraph entitled, “We depend on a limited number of key customers, and the loss of any such customer could have a material adverse effect on our business, financial condition and results of operations” at page 16, and (iii) in Note 16, “Industry Segment and Geographic Data” at page 85.

In Item 1, Business, under the heading “Customers” at page 10 of the Form 10-K, we disclose the names of several of our significant customers including CARQUEST, NAPA Auto Parts, Advance Auto Parts, AutoZone, O’Reilly Automotive/CSK Auto and Canadian Tire and Pep Boys, as well as several large associations to which we sell, including Aftermarket Auto Parts Alliance, The Automotive Distribution Network, Federated Auto Parts and National Pronto Association. Although we did not specifically identify them as such, included in this listing of our significant customers are all customers which accounted for more than 10% of our consolidated sales for each of the three years ended December 31, 2008; (i) NAPA Auto Parts, Advance Auto Parts, and O’Reilly Automotive/CSK Auto in 2008, (ii) NAPA Auto Parts and Advance Auto Parts in 2007, and (iii) NAPA Auto Parts and Advance Auto Parts in 2006. In addition to the names of the customers which accounted for more than 10% of our consolidated sales, we included in our disclosure of significant customers the names of other material customers.

In our future filings, we will clarify our disclosure to consolidate this information and specifically identify those customers that account for over 10% of our consolidated revenues in a given fiscal year.  Using our three ten percent or greater customers for 2008 by way of example, we would anticipate that our future disclosures in response to this would include language similar to the following:

“During 2008, three of our customers (NAPA Auto Parts, Advance Auto Parts and O’Reilly Automotive/CSK Auto) each accounted for more than 10% of our consolidated sales and, in the aggregate, accounted for approximately ___% of our consolidated sales.”

Overview, page 26

2.
When drafting future “Overview” sections for your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

Lynn Dicker
September 4, 2009
Page Three

•
be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	include economic or industry-wide factors relevant to the company;
•
provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

•	address other issues mentioned in the Release.

We have noted the Staff’s comment and will carefully review the guidance in Release 34-48960 (December 19, 2003) when drafting future “Overview” sections of our Management’s Discussion and Analysis of Financial Condition and Results of Operations. We will follow the guidance in the release and enhance our “Overview” disclosures accordingly in future filings.

Item 8. Financial Statements and Supplementary Data, page 41

Note 1. Summary of Significant Accounting Policies, page 49

- Environmental Reserves, page 54

3.
We note that you may or may not include potential recoveries from insurers and third parties in making your estimates for your environmental reserves. Please tell us and revise your future filings to explain in more detail how your accounting policy to include potential recoveries from insurers and third parties complies with the guidance in 410-30 and 450-20 of the FASB Accounting Standards Codification.

We have reviewed in detail the guidance delineated in 410-30 and 450-20 of the FASB Accounting Standards Codification. In doing so, we recognize that potential recoveries may be claimed from a number of different sources, including insurers, potentially responsible parties other than participating potentially responsible parties and government third-party funds. We also recognize that the amount of an environmental remediation liability would be determined independently from any potential claim for recovery as criteria for a right of offset would not exist, and an asset relating to the recovery should be recognized only when the realization of the claim for recovery is deemed probable.

In Note 1. Summary of Significant Accounting Policies under the heading Environmental Reserves, at page 54 of the Form 10-K, we disclose that our estimates of potential environmental and remediation costs may or may not include potential recoveries from insurers or other third parties. What we intended by this disclosure was to indicate that the potential recoveries would be recognized only if deemed probable.  As such, our accounting policy is compliant with the guidance delineated in 410-30, and to clarify, our policy is to recognize any potential recoveries

Lynn Dicker
September 4, 2009
Page Four

of environmental remediation liabilities independently from the recorded liability, and any asset relating to the recovery will be recognized only when the realization of the claim for recovery is deemed probable.

We recognize that our accounting policy disclosure on our treatment of potential recoveries of environmental liabilities can be enhanced, and we will clarify this policy in future filings. In addition, please note that there were no potential recoveries of environmental liabilities that were identified or recorded as of December 31, 2008.

Note 2. Restructuring and Integration Costs, page 57

4.	We note your disclosures related to your restructuring and integration costs during each reporting period presented. Please revise future filings to address the following:

•
Provide the disclosures required by paragraph 420-10-50-1 of FASB Accounting Standards Codification and SAB Topic SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed.

•	Revise your MD&A in future filings to include disclosure of the items identified in SAB Topic 5.P.4.

We have revisited our restructuring and integration costs disclosures with regard to the guidance provided by FASB Accounting Standards Codification paragraph 420-10-50-1 and SAB Topic 5.P.4. We recognize that, while our disclosure provides a description of restructuring and integration activity and details of material changes to the related liability balances, including beginning and ending balances, our disclosures would be enhanced by providing the details and descriptions of each individual exit plan, including details of the impact of each plan on the balance sheet, results of operations or cash flows, along with a tabular analysis. Accordingly, in our future filings we will enhance our disclosure by separately disclosing our voluntary separation program, and our cost reduction and integration programs for our Engine Management, Temperature Control and European Segments and provide details and a description of each program, including a tabular analysis of each program.

Additionally, we confirm that, in accordance with SAB Topic 5.P.4, in all future filings we will provide in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” a description of our restructuring and integration activities including material changes and activity in the liability balances of each significant type of exit cost and involuntary employee termination benefits and an update of such disclosures as events and the resulting trends and uncertainties evolve.

Note 7. Goodwill and Other Intangible Assets, page 60

Lynn Dicker
September 4, 2009
Page Five

5.
We note that you reference a third party valuation firm in determining the fair value of your goodwill impairment and the fair value of the net assets of some of your acquisitions. While in future filings, management may elect to take responsibility for valuing your goodwill and net assets related to your acquisitions, please note that if you continue to refer to the work of the third party valuation firm in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party valuation firm. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/ corpfin/guidance/sasinterp.htm>.

We have noted the staff’s comment, but we do not feel that the current situation is one in which the incorporation by reference into a registration statement of the two references to an unnamed valuation firm that are included in Note 7 to our financial statements at pages 60 and 61 of the Form 10-K would require us to obtain and file a consent from that valuation firm.

Rule 436(a) requires the filing of a consent if any portion of a report or opinion of an expert or counsel is quoted or summarized as such in a registration statement or in a prospectus.  Rule 436(b) requires the filing of a consent if it is stated that any information contained in the registration statement has been reviewed or passed upon by any person and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts.  Compliance and Disclosure Interpretation C&DI 141.02 interprets Rule 436 to require the filing of a consent only when a report, valuation or opinion of an expert is included, or summarized, in a registration statement and is attributable to the third party expert. C&DI 141.02 provides that if the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included, or incorporated in, a registration statement is a statement of the third party expert, or a statement of the registrant. If the disclosure states that the conclusions reached are those of management, and in reaching its conclusion it considered and relied, in part, upon the report of a third party expert, then there is no requirement to either disclose the name of a third party expert in the registration statement or to obtain the consent of the third party expert to be named.

In Note 7. Goodwill and Other Intangible Assets, at pages 60 and 61 of the Form 10-K, we make two references to assistance we received from an unnamed third party valuation firm in determining the value of our goodwill impairment and the fair value of the net assets of some of our acquisitions. The conclusions reached in each instance, however, were those of the company’s management.  The reports of the third party valuation firm were considered and relied upon, in part, only to assist us in reaching our conclusions.

While we acknowledge that our acceptance of responsibility for the statements made could have been clearer, we believe that a fair reading of the whole of Note 7 indicates that management does take responsibility for the determinations in question.  By way of example, we

Lynn Dicker
September 4, 2009
Page Six

note for the Staff’s consideration the following statements included in the first three paragraphs of Note 7 at page 60 [emphases added]:

■	“… we completed our annual impairment test of goodwill as of December 31, 2008…”

■	“Global commerce and financial market conditions… have caused us to reduce our business outlook… negatively affecting our estimates of fair value.”

■	“Fair values were established based on management’s assessment and independent third party appraisals.”

■	“…we concluded that all of the goodwill recorded at the reporting unit related to the Dana acquisition was impaired.”

We note there is only one reference to third party appraisals in those paragraphs and a second brief reference to a valuation firm in the paragraph immediately following the table setting forth the carrying value of goodwill by operating segment at page 61.

As noted above, when the disclosure is considered in context and in its entirety, we believe that the filing of a consent of the referenced valuation firm should not be deemed to be required under Rule 436 or the guidance provided in C&DI 141.02, as a condition of our ability to continue to incorporate by reference these two brief references to the unnamed appraisal firm in a registration statement.  In future filings, we will clarify the disclosure to make it clearer that the conclusions reached are those of management.

Item 11, Executive Compensation. page 91

6.
In future filings, please replace vague disclosure under “Compensation Discussion and Analysis” that you have incorporated by reference from page 17 of your proxy statement with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to “overall goals,” “strategic goals,” “overall performance” and “individual performance,” please disclose with specificity how you define those terms. Please do not use boilerplate disclosure or jargon in this section. Instead, specifically describe how the committee determined individual elements of compensation for each named executive officer.

We have noted the Staff’s comment and confirm that we will, in our future filings, provide more detailed and specific disclosures with respect to the factors considered in the design of our compensation program and with respect to the goals that it is intended to help us and our executives achieve.  In addition, we will provide more detailed and specific disclosures

Lynn Dicker
September 4, 2009
Page Seven

to describe how the compensation committee determined individual elements of compensation for each named executive officer.

7.
We note that you have not disclosed actual EVA results for fiscal year 2008. In addition to disclosing all performance targets that must be achieved in order for your executive officers to earn their incentive compensation, you should disclose the actual results for each metric. Please confirm that you will include this disclosure in future filings.

We note that, while we did not disclose actual EVA results for fiscal year 2008, we did disclose in the second paragraph at page 20 of our proxy statement that due to our performance in 2008, no executive officer received an EVA bonus.  We have noted the Staff’s comment, however, and confirm that we will expand our disclosure in future filings to provide additional information with respect to performance targets and results.

8.
We refer to your disclosure on pages 20-22 of equity compensation awards. In future filings, please include substantive analysis and insight into how your compensation committee made its equity-based compensation determinations with respect to each named executive officer and, if applicable, why those awards varied among your named executive officers.

We have noted the Staff’s comment and confirm that we will include, in our future filings, expanded disclosure and analysis with respect to the manner in which the compensation committee arrived at its equity-based compensation determinations with respect to each named executive officer and, if applicable, why those awards varied among our named executive officers.

9.
For purposes of the Summary Compensation Table that you have incorporated by reference from page 25 of your proxy statement, please consider whether the amount disclosed in the bonus column may be more appropriately characterized as a non-equity incentive award. Please provide your analysis.

We have reviewed the Summary Compensation Table that we incorporated by reference from page 25 of our proxy statement and the provisions of Item 402(a)(6)(iii), Item 402(c)(iv) and Item 402(c)(vii) of Regulation S-K.  Based upon that review we believe that amounts we have previously disclosed in the bonus column that are earned and paid under our MBO and EVA programs may be more appropriately characterized as non-equity incentive compensation.  The amounts paid under those programs are determined based upon the achievement of performance measures, including both the executive’s achievement of certain individual performance objectives and our achievement of company-level objectives.  As a result, we believe these programs may be considered incentive plans as defined in Item 402(a)(vi).  In

Lynn Dicker
September 4, 2009
Page Eight

future filings we will report amounts payable pursuant to those programs in a new column in the Summary Compensation Table labeled “Non-Equity Incentive Plan Compensation.”

In connection with our responses to the comments received in your letter dated August 17, 2009, we acknowledge that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions in connection with our responses to your comments, please contact me at (718) 316-4333 or Carmine J. Broccole, Esq., our Vice President General Counsel, at (718) 316-4940.

Lynn Dicker
September 4, 2009
Page Nine

Sincerely, /s/ James J. Burke
James J. Burke Vice President Finance and Chief Financial Officer

cc:	Tara Harkins
Staff Accountant – SEC

Daniel Morris
Special Counsel – SEC

Tom Jones
Staff Attorney – SEC

Carmine J. Broccole, Esq.
Vice President General Counsel
  and Secretary